FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F.    X     Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes        No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



 Release from CEZ's Press Conference Regarding Semiannual Results of Operations
                            (including its Annex A)

        CEZ's net profit (unconsolidated) up more than twice to CZK 10.9 million over the first half of this year

In the first half of 2005, the net profit of the energy utility CEZ saw a 111% increase yr/yr to CZK 10,896 million. The profit growth was driven by improved operating performance, as well as dividends of about CZK 4 billion received from subsidiaries. The operating results of CEZ and the Group have continued to show a rising trend this year. The operating income was CZK 10,931 million, up yr/yr by 58%. While sales rose by CZK 2.7 billion, a reduction in the company's expenses by more than 1.3 billion was achieved.


"We are pleased that we managed not only to maintain our expenses, but even to reduce them markedly, including in the area of personnel expenses, while achieving a significant increase in sales. A constant pressure on savings brings an effect," CEZ's Directors and CFO Petr Voboril said and continued, "Our long-term target is to become an electricity market leader in the Central and South Eastern Europe, and to compete efficiently against Western energy utilities. At present, we are already better than the competition in a number of indicators."

Electricity generation in CEZ's power plants reached 30,224 GWh in the first quarter of this year. Coal-fired plants account for most of the electricity generation, namely 56%, but their share has declined by 3% in favor of nuclear power plants. The generation in nuclear power plants has risen by more than 7%, accounting now for 41% of total output. The remaining 3% came from hydroelectric power plants and renewable sources.

CEZ has spent CZK 3.8 billion in investment (including financial investments). The most significant investment is being made at the Dukovany Nuclear Power Plant, where work is underway on replacement of the protection, instrumentation and control systems of the nuclear part of the generating units to extend their service life to at least 2025. In addition, CEZ has started preparatory work on a complete restoration of the Tusimice coal-fired power plant, the first project within the framework of an extensive rehabilitation of sources anticipated by CEZ.

A 2.2% growth in the demand for electricity in the Czech Republic has increased domestic electricity sales of CEZ, while exports have seen a decline. "A setback in production capacities is expected to take place within the Central European region in the next years. This is a business opportunity on which we are going to capitalize. This week an auction will be held by CEZ for a virtual power plant, and its outcome will give a signal of the level of domestic demand for electricity and whether the Czech market will develop in the same way as the markets in the neighboring countries. All indications are that demand will exceed supply," said CEZ's Director and Chief Commercial Officer Alan Svoboda.


Table: CEZ's Results of Operations (Unconcolidated) for the First Half of 2005



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                                   (CZK mil.)            yr/yr change
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  Operating revenues                 33,770                 + 8,5%
  - electricity sales                32,522                 + 8,8%
   Operating expenses                22,839                 - 5,5%
  Operating income                   10,931                 + 57,8%
  Income before taxes                12,785                 + 94,5%
  Net income                         10,896                + 110,7%
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Note: according to the International Accounting Standards


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ANNEX A:


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                                              BALANCE SHEET
                                         in accordance with IFRS
                                              June 30, 2005
                                            (in CZK Millions)
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                                                                      current year         prior year
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
    ASSETS                                                                     265 728             255 496
       Fixed assets                                                            242 875             245 108
       Property, plant and equipment                                           173 353             178 935
          Plant in service                                                     279 998             280 092
          Less accumulated provision for depreciation                          123 939             118 224
          Net plant in service                                                 156 059             161 868
          Nuclear fuel, at amortized cost                                        8 044               7 909
          Construction work in progress                                          9 250               9 158
       Other non-current assets                                                 69 522              66 173
          Investments and other financial assets, net                           68 317              64 883
          Intangible assets, net                                                 1 205               1 290
       Current assets                                                           22 853              10 388
          Cash and cash equivalents                                              9 471               1 141
          Receivables, net                                                       7 308               5 368
          Income tax receivable                                                  2 096
          Materials and supplies, net                                            2 682               2 538
          Fossil fuel stock                                                        585                 705
          Other current assets                                                     711                 636
    EQUITY AND LIABILITIES                                                     265 728             255 496
       Equity                                                                  166 986             162 477
          Stated capital                                                        58 303              59 218
          Retained earnings and other reserves                                 108 683             103 259
       Long-term liabilities                                                    67 649              67 351
          Long-term debt, net of current portion                                37 959              38 071
          Accumulated provision for nuclear decommissioning and                 29 690              29 280
          fuel storage
          Other long-term liabilities
       Deferred tax liability                                                   13 962              11 885
       Current liabilities                                                      17 131              13 783
          Short-term loans
          Current portion of long-term debt                                      1 858               1 809
          Trade and other payables                                              12 229               8 703
          Income tax payable                                                                           515
          Accrued liabilities                                                    3 044               2 756
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

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

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                                                      INCOME STATEMENT
                                                  in accordance with IFRS
                                                       June 30, 2005
                                                     (in CZK Millions)
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                                                                     current period                 prior year period
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                                                              April - June   January - June   April - June   January - June
       Revenues                                                       16 074          33 770          14 054          31 099
          Sales of electricity                                        15 616          32 522          13 603          29 904
          Heat sales and other revenues                                  458           1 248             451           1 195
       Operating expenses                                             12 087          22 839          12 308          24 172
          Fuel                                                         3 569           7 048           3 489           7 199
          Purchased power and related services                         2 095           3 663           2 247           4 565
          Repair and maintenance                                         723           1 120             809           1 290
          Depreciation and amortization                                3 368           6 732           3 383           6 792
          Salaries and wages                                           1 058           1 932           1 107           2 009
          Materials and supplies                                         420             789             458             839
          Other operating expenses                                       854           1 555             815           1 478
       Income before other expense/income and income taxes             3 987          10 931           1 746           6 927
       Other expenses/income                                          -2 562          -1 854          -1 045             353
          Interest on debt, net of capitalized interest                  324             764             305             715
          Interest on nuclear provisions                                 513           1 025             490             980
          Interest income                                                -58             -71             -50             -61
          Foreign exchange rate losses/gains, net                        682             675            -440             159
          Other expenses/income, net                                  -4 023          -4 247          -1 350          -1 440
       Income before income taxes                                      6 549          12 785           2 791           6 574
       Income taxes                                                      217           1 889             467           1 403
       Net income                                                      6 332          10 896           2 324           5 171
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


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


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                                                   CASH FLOW STATEMENT
                                                 in accordance with IFRS
                                        for six-months period ended June 30, 2005
                                                    (in CZK Millions)
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                                                                            current period       prior year period
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
    OPERATING ACTIVITIES:
       Income before income taxes                                                       12 785                 6 574
       Adjustments to reconcile income before income taxes to net cash provided by operating activities:
          Depreciation and amortization and asset write-offs                             6 732                 6 792
          Amortization of nuclear fuel                                                   1 499                 1 471
          Gain/Loss on fixed assets retirements, net                                        -6                    26
          Foreign exchange rate loss/gain, net                                             675                   159
          Interest expense, interest income and dividends income, net                   -3 271                -1 025
          Provision for nuclear decommissioning and fuel storage                           308                   373
          Provision for doubtful accounts, environmental claims and                       -806                    74
          other adjustments
       Changes in assets and liabilities:
          Receivables                                                                     -137                 1 243
          Materials and supplies                                                          -144                   -41
          Fossil fuel stocks                                                               121                   348
          Other current assets                                                             -73                  -120
          Trade and other payables                                                      -1 005                -1 256
          Accrued liabilities                                                              557                   567
    Cash generated from operations                                                      17 235                15 185
          Income taxes paid                                                             -2 423                -3 167
          Interest paid, net of interest capitalized                                      -909                  -728
          Interest received                                                                 72                    62
          Dividends received                                                                21                     8
    Net cash provided by operating activities                                           13 996                11 360

    INVESTING ACTIVITIES:
          Acquisition of subsidiaries, net of cash acquired                             -3 191                -5 105
          Proceeds from disposal of subsidiary, net of cash disposed of                  1 416
          Additions to property, plant and equipment and other                          -3 283                -5 488
          non-current assets
          Proceeds from sales of fixed assets                                              881                   571
          Change in decommissioning and other restricted funds                             414                     7
    Total cash used in investing activities                                             -3 763               -10 015



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


    FINANCING ACTIVITIES:
          Proceeds from borrowings                                                                            13 974
          Payments of borrowings                                                          -969                -7 609
          Proceeds from other long-term liabilities
          Payments of other long-term liabilities
          Dividends paid                                                                    30                    19
          Acquisitions/sale of treasury shares                                            -993                    74
    Total cash provided by (used in) financing activities                               -1 932                 6 458
          Net effect of currency translation in cash                                        29                   119
    Net increase/decrease in cash and cash equivalents                                   8 330                 7 922
    Cash and cash equivalents at the beginning of period                                 1 141                   888
    Cash and cash equivalents at end of period                                           9 471                 8 810

    Supplementary cash flow information:
    Total cash paid for interest                                                         1 184                 1 037
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


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


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                                                    STATEMENT OF CHANGES IN EQUITY
                                                        in accordance with IFRS
                                                             June 30, 2005
                                                            in CZK Millions)
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                                              Stated Capital   Fair Value and  Retained Earnings     Total Equity
                                                               Other Reserves
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
       December 31, 2003                               59 152              -30            93 646              152 768
           Net income                                                                      5 171                5 171
           Dividends declared                                                             -4 737               -4 737
           Sale of treasury shares                         69                                  4                   73
           Change in fair value of AFS                                      50                                     50
             recognized in equity
       June 30, 2004                                   59 221               20            94 084              153 325

       December 31, 2004                               59 218               80           103 179              162 477
           Net income                                                                     10 896               10 896
           Dividends declared                                                             -5 309               -5 309
           Acquisition of treasury shares              -1 246                                                  -1 246
           Sale of treasury shares                        331                                -78                  253
           Change in fair value of CF hedges                                72                                     72
             recognized in equity
           CF hedges removed from equity                                  -157                                   -157
       June 30, 2005                                   58 303               -5           108 688              166 986
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


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

                                                -------------------------------
                                                         (Registrant)

Date:  August 1, 2005

                                              By:    /s/ Libuse Latalova
                                                 ------------------------------
                                                         Libuse Latalova
                                                 Head of Finance Administration